GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2012 and 2011

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

September 30, 2012 and December 31, 2011 (Unaudited)

	September 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$26,827	$39,437
Marketable securities	88	80
Trade and other receivables (note 3)	17,202	14,076
Income taxes recoverable	58	374
Inventories (note 4)	7,844	4,591
Prepaid expenses, deposits and advances	1,252	1,732
	53,271	60,290
Non-current assets
Mineral properties, plant and equipment (note 5)	60,129	41,946
Intangible assets	657	708
	$114,057	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$7,178	$6,350
Finance lease obligations	-	130
Current tax liability	182	-
	7,360	6,480
Non-current liabilities
Reclamation and remediation provision	2,069	2,154
Deferred tax liability	3,500	1,824
	12,929	10,458

Shareholders’ equity
Share capital (note 6)	122,404	121,536
Reserves	7,444	6,465
Deficit	(28,720)	(35,515)
	101,128	92,486
	$114,057	$102,944

Nature of operations (note 1)
Commitments (note 9)

See accompanying notes to the condensed interim consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenue	$15,286	$16,278	$43,350	$40,298
Cost of sales
Production costs	7,566	6,581	21,747	16,605
Amortization and depletion	1,668	1,377	5,428	2,809
Share-based payments	261	-	288	-
	9,495	7,958	27,463	19,414

Gross profit	5,791	8,320	15,887	20,884

General and administrative expenses
Administrative expenses	2,199	1,997	6,967	5,228
Amortization and depletion	67	36	136	94
Share-based payments	723	-	1,036	-
	2,989	2,033	8,139	5,322

Exploration and evaluation expenses
Exploration and evaluation expenses	582	279	1,601	652
Share-based payments	73	-	73	-
	655	279	1,674	652

Income before the undernoted	2,147	6,008	6,074	14,910

Finance and other income (expense)
Interest income	88	128	364	289
Finance costs (note 7)	(8)	(17)	(27)	(308)
Foreign exchange gain (loss)	(614)	(3,143)	2,269	(2,498)
Other income	22	331	58	646
	(512)	(2,701)	2,664	(1,871)

Income before income taxes	1,635	3,307	8,738	13,039

Income tax recovery (expense)
Current	(315)	108	(315)	(114)
Deferred	438	-	(1,628)	-
	123	108	(1,943)	(114)
Net income for the period	$1,758	$3,415	$6,795	$12,925

Other comprehensive income (loss), net of tax
Foreign currency translation	(224)	(223)	(30)	(721)
Change in fair value of available-for-sale financial assets	8	(28)	1	(134)
	(216)	(251)	(29)	(855)
Total comprehensive income for the period	$1,542	$3,164	$6,766	$12,070

Earnings per share (note 6(e))
Basic	$0.01	$0.03	$0.05	$0.10
Diluted	$0.01	$0.02	$0.05	$0.10

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

	Share Capital		Reserves
	Number		Share
	of		options	Foreign					Total
	shares		and	currency	Convertible	Fair			shareholders’
	(000’s)	Amount	warrants	translation	loan notes	value	Total	Deficit	equity
Balance at January 1, 2011	119,914	$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised	4,507	4,295	(239)	-	-	-	(239)	-	4,056
Share options exercised (note 6(c))	3,089	3,670	(1,362)	-	-	-	(1,362)	-	2,308
Extinguishment of convertible loan notes	1,800	4,050	1,809	-	(1,966)	-	(157)	-	3,893
Short form prospectus financing	5,750	22,116	384	-	-	-	384	-	22,500
Comprehensive income (loss)	-	-	-	(721)	-	(134)	(855)	12,925	12,070
Balance at September 30, 2011	135,060	$117,601	$10,062	$(4,517)	$-	$(167)	$5,378	$(34,096)	$88,883

Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$-	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 6(c))	435	868	(389)	-	-	-	(389)	-	479
Share-based payments	-	-	1,397	-	-	-	1,397	-	1,397
Comprehensive income (loss)	-	-	-	(30)	-	1	(29)	6,795	6,766
Balance at September 30, 2012	137,844	$122,404	$11,757	$(4,178)	$-	$(135)	$7,444	$(28,720)	$101,128

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net income for the period	$1,758	$3,415	$6,795	$12,925

Items not involving cash:
Amortization, depletion and accretion expense	1,735	1,413	5,564	2,903
Unrealized foreign exchange (gains) losses	(109)	2,006	(2,443)	2,198
Income tax expense (recovery)	(123)	(108)	1,943	114
Share-based payments	1,057	-	1,397	-
Other non-cash items	(80)	(111)	(359)	19
	4,238	6,615	12,897	18,159

Interest received	66	93	328	254
Interest paid	(3)	(6)	(6)	(35)
Income taxes received (paid)	388	318	(146)	(166)
Net cash from operating activities before changes in non-cash working capital	4,689	7,020	13,073	18,212

Changes in non-cash working capital:
Trade and other receivables	713	(3,187)	(3,090)	(4,942)
Income taxes recoverable	197	(36)	316	(57)
Inventories	(2,152)	748	(2,763)	(3,079)
Prepaid expenses, deposits and advances	2,571	223	480	(628)
Trade and other payables	(147)	(147)	584	(94)
Current tax liability	13	(338)	13	33
Net cash from operating activities	5,884	4,283	8,613	9,445

Cash flows from investing activities:
Purchase of intangible assets	(200)	(133)	(426)	(454)
Purchase of mineral properties, plant and equipment	(7,580)	(6,314)	(21,460)	(15,726)
Proceeds from disposal of mineral properties, plant and equipment	-	-	86	-
Restricted cash	-	(14)	-	31
Net cash used in investing activities	(7,780)	(6,461)	(21,800)	(16,149)

Cash flows from financing activities:
Repayment of capital lease obligations	(13)	(65)	(130)	(287)
Repayment of promissory notes	-	-	-	(448)
Repayment of convertible loan notes	-	-	-	(61)
Proceeds from exercise of options (note 6(c))	157	394	479	2,308
Proceeds from exercise of warrants (note 6(d))	-	505	-	4,056
Issuance of shares for cash, net of issue costs	-	-	-	22,500
Net cash from financing activities	144	834	349	28,068

Effect of foreign currency translation on cash	(96)	(342)	228	(257)

Increase (decrease) in cash and cash equivalents	(1,848)	(1,686)	(12,610)	21,107
Cash and cash equivalents, beginning of period	28,675	36,760	39,437	13,967
Cash and cash equivalents, end of period	$26,827	$35,074	$26,827	$35,074

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR”. On February 8, 2011, the Company’s shares were listed on the NYSE Amex stock exchange in the United States under the trading symbol “GPL”. The NYSE Amex stock exchange was renamed to NYSE MKT on May 14, 2012. The address of the Company’s head office is 800 – 333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. The Company wholly owns two producing mines, Topia and Guanajuato. In addition, the Company has a development stage property, San Ignacio, for which the Company has published a NI43-101 compliant resource estimate. The Company also has two other mineral property interests, Santa Rosa and El Horcon. Both of these properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves that are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2011. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 14, 2012.

3.	Trade and other receivables

	September 30,	December 31,
	2012	2011
Trade accounts receivable	$12,768	$11,180
Value added tax receivable	4,524	2,902
Other	140	214
	17,432	14,296
Allowance for doubtful amounts	(230)	(220)
	$17,202	$14,076

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

4.	Inventories

	September 30,	December 31,
	2012	2011
Concentrate	$4,800	$2,748
Ore stockpile	277	115
Materials and supplies	2,657	1,503
Silver bullion	110	225
	$7,844	$4,591

The amount of inventory recognized as an expense for the three and nine months ended September 30, 2012 and 2011 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

During the three and nine months ended September 30, 2012, $18 (three months ending September 30, 2011 - $nil) and $21 (nine months ended September 30, 2011 - $nil), respectively, relating to silver bullion inventories previously written down to net realizable value and included in other income has been reversed as a result of the increase in silver price.

5.	Mineral properties, plant and equipment

At September 30, 2012, the Company had mineral properties, plant and equipment assets of $60.1 million compared to $41.9 million at December 31, 2011. During the three and nine months ended September 30, 2012, the Company invested $8,297 (three months ended September 30, 2011 - $6,345) and $21,708 (nine months ended September 30, 2011 - $15,386), respectively, primarily in mine development, exploration and evaluation costs discussed below and purchase of capital assets at its Guanajuato and Topia mines.

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

Exploration and evaluation assets

Included within mineral properties, plant and equipment, the Company has exploration and evaluation assets of $7.2 million at September 30, 2012 compared to $4.2 million at December 31, 2011. During the three and nine months ended September 30, 2012, the Company invested $1,571 (three and nine months ended September 30, 2011 - $1,459), primarily in respect of acquisition costs at its El Horcon and Santa Rosa properties and $112 (three months ended September 30, 2011 - $694) and $1,508 (nine months ended September 30, 2011 - $1,767), respectively, in respect of the evaluation expenses for its San Ignacio property. At September 30, 2012, the Company had expenditures totalling $4,167 (December 31, 2011 - $2,761) for its San Ignacio property, $1,585 (December 31, 2011 - $nil) for its El Horcon property and $1,399 (December 31, 2011 - $1,459) for its Santa Rosa property with $nil accumulated depletion for each property. Exploration and evaluation assets are not currently being depleted.

San Ignacio Project

The San Ignacio property was acquired as part of the Guanajuato mine acquisition in 2005. Evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,459.

El Horcon

On September 5, 2012, the Company purchased 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (C$1,585).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

6.	Share capital

	(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of Class A preferred shares without par value, issuable in series.

Unlimited number of Class B preferred shares without par value, issuable in series.

	(b)	Issued and fully paid

Common shares: 137,844,252 (December 31, 2011 – 137,408,912)

Preferred shares: nil (2011 – nil)

	(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

The continuity of share options for the nine months ended September 30, 2012 and 2011 are as follows:

		Balance					Balance
Exercise		December 31,					September 30,
Price	Expiry date	2011	Granted	Cancelled	Expired	Exercised	2012
$ 0.45	February 8, 2014	805,000	-	-	-	(200,000)	605,000
$ 0.70	September 3, 2014	315,000	-	-	-	(15,000)	300,000
$ 0.90	December 2, 2014	162,000	-	-	-	-	162,000
$ 0.90	July 11, 2015	118,000	-	-	-	(10,000)	108,000
$ 1.15	October 17, 2015	51,500	-	-	-	(50,000)	1,500
$ 1.90	November 21, 2015	90,000	-	-	-	-	90,000
$ 2.40	December 5, 2016	2,705,000	-	(60,000)	-	(230,000)(1)	2,415,000
$ 2.25	March 15, 2017	-	170,000	-	-	-	170,000
$ 1.76	May 17, 2017	-	315,000	-	-	(75,000)(2)	240,000
$ 1.71	August 17, 2017	-	1,708,500	-	-	(35,000)	1,673,500
		4,246,500	2,193,500	(60,000)	-	(615,000)	5,765,000
Weighted average exercise price		$ 1.78	$ 1.76	$ 2.40	-	$ 1.48	$ 1.80
(1)	Includes cashless exercise of 125,000 options.
(2)	Includes cashless exercise of 75,000 options.

		Balance					Balance
Exercise		December 31,					September 30,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	-	(1,183,000)	805,000
$ 0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	-	(650,000)	315,000
$ 0.90	February 29, 2012	90,000	-	-	-	(90,000)	-
$ 0.90	December 2, 2014	337,500	-	-	-	(175,500)	162,000
$ 0.90	July 11, 2015	245,000	-	-	-	(127,000)	118,000
$ 1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	-	(325,000)	90,000
		4,630,500	-	-	-	(3,089,000)	1,541,500
Weighted average exercise price		$ 0.73	-	-	-	$ 0.75	$ 0.69

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

6.	Share capital – continued

The weighted average remaining contractual life of the options outstanding as at September 30, 2012 is 3.90 years.

During the three and nine months ended September 30, 2012, the Company recorded compensation expense for the fair value of share options of $1,057 (three months ended September 30, 2011 - $nil) and $1,397 (nine months ended September 30, 2011 - $nil), respectively, for share options that were granted during the period.

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Risk-free interest rate	1.20%	-	1.21%	-
Expected life	2.00 years	-	1.99 years	-
Annualized volatility	78%	-	75%	-
Dividend rate	-	-	-	-

(d)	Warrants

The continuity of warrants for the nine months ended September 30, 2012 and 2011 are as follows:

			Balance,				Balance,
	Exercise		December 31,				September 30,
Series	price	Expiry date	2011	Issued	Exercised	Expired	2012
Underwriters’ warrants	$4.20	April 12, 2013	316,250	-	-	-	316,250

			Balance,				Balance,
	Exercise		December 31,				September 30,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$0.90	Nov 17, 2011	6,315,650	-	(3,958,150)	-	2,357,500
Agent warrants	$0.90	Nov 17, 2011	548,996	-	(548,996)	-	-
Underwriters’ warrants	$4.20	April 12, 2013	-	316,250	-	-	316,250
			6,864,646	316,250	(4,507,146)	-	2,673,750
Weighted average exercise price			$0.90	$4.20	$0.90	-	$1.29

(1) Short Form Prospectus Offering (“SFPO”)

(e)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Earnings per share
Basic	$0.01	$0.03	$0.05	$0.10
Diluted	$0.01	$0.02	$0.05	$0.10

	Three months ended		Nine months ended
	September 30,			September 30,
	2012	2011	2012	2011
Net income for the period	$1,758	$3,415	$6,795	$12,925

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

6.	Share capital - continued

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Shares outstanding, beginning of period	137,590,919	133,935,008	137,408,912	119,913,766
Effect of share options exercised	78,251	320,288	175,324	2,023,636
Effect of warrants exercised	-	258,302	-	2,329,472
Effect of extinguishment of convertible notes	-	-	-	1,358,242
Effect of short form prospectus financing	-	-	-	3,601,648
Basic weighted average number of shares outstanding	137,669,170	134,513,598	137,584,236	129,226,764
Effect of dilutive share options	987,155	1,403,214	1,065,154	2,009,506
Effect of dilutive warrants	-	1,917,650	-	3,255,559
Diluted weighted average number of shares outstanding	138,656,325	137,834,462	138,649,390	134,491,829

For the three and nine months ended September 30, 2012 there were 2,991,250 (three months ended September 30, 2011 – 316,250) and 2,901,250 (nine months ended September 30, 2011 – 316,250), respectively, potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

(f)	Shareholder Rights Plan

On April 17, 2012, the Board of Directors approved the adoption of a new Shareholder Rights Plan (the “2012 Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. The 2012 Plan was ratified by the shareholders of the Company at the June 28, 2012 annual and special general meeting of shareholders and became immediately effective after the expiration of the previous plan on June 29, 2012. The 2012 Plan maintains the same terms and conditions as the previous plan and will continue until the annual and special general meeting of shareholders in 2016.

To implement the 2012 Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on June 29, 2012. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the 2012 Plan. Under the 2012 Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

7.	Finance costs

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Interest accretion on convertible loan notes	$-	$-	$-	$239
Lease interest	1	6	6	27
Accretion on reclamation and remediation provision	7	11	21	34
Interest expense	-	-	-	8
	$8	$17	$27	$308

8.	Related party transactions

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Consulting fees paid or accrued to companies controlled by directors of the Company	$74	$101	$946	$438
Consulting fees paid or accrued to companies controlled by officers of the Company	-	60	-	153
Director fees paid or accrued	68	-	163	-
Consulting fees paid or accrued to a company with a common director of the Company	-	-	34	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21	21	64
	$142	$182	$1,164	$655

As at September 30, 2012, $58 (December 31, 2011 - $42) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $14 (December 31, 2011 - $24) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2012 and 2011 were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Short-term benefits (i)	$643	$538	$1,820	$1,699
Termination benefits	307	-	983	-
Share-based payments	802	-	898	-
	$1,752	$538	$3,701	$1,699

(i) Short-term benefits include salaries and benefits, consulting and management fees.

The Company is committed to making severance payments amounting to approximately $3,469 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

9.	Commitments

As of September 30, 2012, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Drilling services	$693	$693	$-	$-
Operating lease payments(1)	1,478	563	441	474
Equipment purchases with third party vendors	817	817	-	-
Environmental program	32	32	-	-
Total commitments	$3,020	$2,105	$441	$474

(1) Lease payments are recognized as an expense in the period.

10.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and two corporate segments, one located in Canada and the other in Mexico. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segments provide financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended September 30, 2012
External mineral sales	$10,502	$4,784	$-	$15,286	$-	$15,286
Income (loss) before income taxes	4,900	1,175	(1,084)	4,991	(3,356)	1,635
Net income (loss) for the period	4,666	1,094	(646)	5,114	(3,356)	1,758

September 30, 2012
Total assets	$49,152	$23,905	$6,746	$79,803	$34,254	$114,057

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended September 30, 2011
External mineral sales	$11,273	$5,005	$-	$16,278	$-	$16,278
Income (loss) before income taxes	6,019	2,346	(3,184)	5,181	(1,874)	3,307
Net income (loss) for the period	6,071	2,402	(3,184)	5,289	(1,874)	3,415

December 31, 2011
Total assets	$34,101	$21,888	$6,706	$62,695	$40,249	$102,944

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

10.	Operating segments - continued

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Nine months ended September 30, 2012
External mineral sales	$30,690	$12,660	$-	$43,350	$-	$43,350
Income (loss) before income taxes	13,228	2,862	509	16,599	(7,861)	8,738
Net income (loss) for the period	12,994	2,781	(1,119)	14,656	(7,861)	6,795

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Nine months ended September 30, 2011
External mineral sales	$26,023	$14,275	$-	$40,298	$-	$40,298
Income (loss) before income taxes	14,812	6,191	(3,446)	17,557	(4,518)	13,039
Net income (loss) for the period	14,698	6,191	(3,446)	17,443	(4,518)	12,925

For the three and nine months ended September 30, 2012 and 2011, the Company had revenue from the following product mixes:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Silver	$11,775	$12,900	$32,926	$32,671
Gold	3,804	3,360	11,921	6,888
Zinc	588	483	1,564	1,477
Lead	470	474	1,249	1,470
Copper	-	-	-	7
Ore processing revenues	105	207	411	557
Smelting and refining charges	(1,456)	(1,146)	(4,721)	(2,772)
	$15,286	$16,278	$43,350	$40,298

For the three and nine months ended September 30, 2012 and September 30, 2011, the Company had five customers that accounted for the majority total revenues as follows:

		Three months ended		Nine months ended
		September 30,		September 30,
Customer	Segment	2012	2011	2012	2011
Customer C	Guanajuato	$7,944	$-	$16,960	$-
Customer A	Guanajuato	2,266	5,176	10,510	5,176
Customer B	Topia	4,492	5,068	12,184	14,276
Customer D	Guanajuato	(16)	2,550	1,720	17,362
Customer E	Guanajuato	-	3,484	-	3,484
Other customers		600	-	1,976	-
		$15,286	$16,278	$43,350	$40,298

The trade accounts receivable balance of $12,768 at September 30, 2012 (December 31, 2011 – $11,180) relates to five customers (note 3).